UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934*

(Amendment No. 1)

NGL Energy Partners LP

(Name of issuer)

Common Units Representing Limited Partner Interests

(Title of class of securities)

62913M107

(CUSIP number)

Robert L. Vitale, General Counsel

c/o EIG Management Company, LLC

600 New Hampshire Ave NW, Suite 1200

Washington, DC 20037

(202) 600-3388

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 2, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	Names of Reporting Person EIG Neptune Equity Aggregator, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 16,734,375(1)
	(8)	Shared voting power 0
	(9)	Sole dispositive power 16,734,375
	(10)	Shared dispositive power 0

(11)	Aggregate amount beneficially owned by each reporting person 16,734,375
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 10.8%(2)
(14)	Type of reporting person (see instructions) PN

(1)	As of September 2, 2020, EIG Neptune Equity Aggregator, L.P. holds 16,734,375 Common Units (as defined below), including Common Units beneficially owned in connection with (i) the July Premium Warrants, (ii) the July Par Warrants, (iii) the October Premium Warrants, and (iv) the October Par Warrants. The October Premium Warrants and the October Par Warrants will each become exercisable on October 31, 2020 and will each expire on October 31, 2029.

(2)	Percentage calculation is based on the number of Common Units outstanding as of August 5, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q for the Fiscal Quarter Ended June 30, 2020 filed on August 10, 2020, adjusted to include the Common Units issuable upon exercise of the Warrants.

Item 1. Security and Issuer.

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the statement on Schedule 13D filed by the Reporting Person on May 8, 2020 (the “Original Statement”) relating to the common units (the “Common Units”) representing limited partnership interests of NGL Energy Partners LP, a Delaware limited partnership (the “Issuer”), with principal executive offices at 6120 South Yale Avenue, Suite 805, Tulsa, Oklahoma 74136.

Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported on the Original Statement. Capitalized terms used but not otherwise defined in this Amendment No. 1 shall have the meanings ascribed to them in the Original Statement.

Item 2. Identity and Background.

No change.

Item 3. Source and Amount of Funds or Other Consideration.

No change.

Item 4. Purpose of Transaction.

No change.

Item 5. Interest in Securities of the Issuer.

Item 5(a) of the Statement is hereby amended and restated with the following:

(a)	As of the date of this Amendment No. 1, the Reporting Person beneficially owns an aggregate of 16,734,375 Common Units, or 10.85% of the total number of Common Units outstanding (adjusted to include the Common Units issuable upon exercise of the Warrants). The July Warrants may be exercised at an exercise price of (i) $17.45 per unit in the case of the July Premium Warrants and (ii) $14.54 per unit in the case of the July Par Warrants, in each case, beginning on July 2, 2020 (the date that is the first anniversary of the July Issuance Date) and will expire on July 3, 2029 (the date that is the tenth anniversary of the July Issuance Date). Common Units which are to be issued upon exercise of the July Warrants are beneficially owned by the Reporting Persons. The October Warrants may be exercised at an exercise price of (i) $16.28 per unit in the case of the October Premium Warrants and (ii) $13.56 per unit in the case of the October Par Warrants, in each case, beginning on October 31, 2020 (the date that is the first anniversary of the October Issuance Date) and will expire on October 31, 2029 (the date that is the tenth anniversary of the October Issuance Date). Common Units which are to be issued upon exercise of the October Warrants are beneficially owned by the Reporting Persons.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

No change.

Item 7. Materials to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 is true, complete and correct.

Date: September 4, 2020

EIG NEPTUNE EQUITY AGGREGATOR, L.P.

By:	EIG Neptune Equity GP, LLC, its general partner

By:	EIG Asset Management, LLC, its managing member

By:	/s/ Brian P. Boland
Name:	Brian P. Boland
Title	Managing Director

By:	/s/ Kathleen P. Turner
Name:	Kathleen P. Turner
Title:	Associate Counsel